UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                    Tivo Inc.
                                   ----------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                    888706108
                                    ----------
                                 (CUSIP Number)


                                December 31, 2006
                                ------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


================================================================================

CUSIP No. 888706108                                            Page 2 of 8 Pages

================================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            Time Warner Inc.
                             13-4099534

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  a|_|
                                                                            b|_|

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

================================================================================
                 5        SOLE VOTING POWER                     0
NUMBER Of
 SHARES         ----------------------------------------------------------------
BENEFICIALLY
 OWNED BY        6        SHARED VOTING POWER                   4,351,190 (1)
  EACH
REPORTING       ---------------------------------------------------------------
  PERSON
  WITH           7        SOLE DISPOSITIVE POWER                0

                 ---------------------------------------------------------------

                 8        SHARED DISPOSITIVE POWER              4,351,190 (1)

===============================================================================

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   4,351,190 (1)

--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|

--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           4.5% (1)

--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON         HC

================================================================================

(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of common stock of Tivo Inc. ("Tivo") outstanding as of November 29, 2006, as reported in Tivo's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006.

                                  SCHEDULE 13G


================================================================================

CUSIP No. 888706108                                            Page 3 of 8 Pages

================================================================================


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                               TW AOL Holdings Inc.
                               54-1322110

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  a|_|
                                                                            b|_|

--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION                          Virginia

================================================================================
                          5         SOLE VOTING POWER                          0
NUMBER OF
 SHARES                  -------------------------------------------------------
BENEFICIALLY
 OWNED BY                 6         SHARED VOTING POWER            4,351,190 (1)
 EACH
REPORTING                -------------------------------------------------------
 PERSON
 WITH                     7         SOLE DISPOSITIVE POWER                  0

                         -------------------------------------------------------

                          8         SHARED DISPOSITIVE POWER       4,351,190 (1)

================================================================================

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   4,351,190 (1)

--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|

--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           4.5% (1)

--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON                               CO

================================================================================

(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of common stock of Tivo Inc. ("Tivo") outstanding as of November 29, 2006, as reported in Tivo's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006.

CUSIP No. 888706108                                            Page 4 of 8 Pages


Item 1(a)         Name of Issuer

                           Tivo Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           2160 Gold Street, P.O. Box 2160, Alviso, CA 95002

Item 2(a)         Name of Person Filing:

                           Time Warner Inc.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                           One Time Warner Center, New York, NY 10019

Item 2(c)         Citizenship:

                           Delaware

Item 2(d)         Title of Class of Securities:

                           Common Stock, par value $0.001 per share

Item 2(e)         CUSIP Number:

                           888706108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)              |_| Broker or dealer registered under Section 15 of the
                          Act.

     (b)              |_| Bank as defined in Section 3(a)(6) of the Act.

     (c)              |_| Insurance company as defined in Section 3(a)(19) of
                          the Act.

     (d)              |_| Investment company registered under Section 8 of the
                          Investment Company Act of 1940.

     (e)              |_| An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

     (f)              |_| An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)              |_| A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)              |_| A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;

     (i)              |_| A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)              |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 888706108                                            Page 5 of 8 Pages

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

                           4,351,190 (1)

     (b) Percent of Class:

                           4.5% (1)

     (c) Number of shares as to which such person has:

     (i)          Sole power to vote or to direct the vote                     0

     (ii)         Shared power to vote or to direct the vote       4,351,190 (1)

     (iii)                 Sole power to dispose or to direct the disposition  0

     (iv)         Shared power to dispose or to direct the disposition of

                                                                   4,351,190 (1)

Item 5.           Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                    Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           TW AOL Holdings Inc. (a wholly-owned direct subsidiary of Time Warner Inc.) - CO

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable.

Item 9.           Notice of Dissolution of Group.

                           Not Applicable.


(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of common stock of Tivo Inc. ("Tivo") outstanding as of November 29, 2006, as reported in Tivo's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006.

CUSIP No. 888706108                                            Page 6 of 8 Pages

Item 10.            Certifications.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 888706108                                            Page 7 of 8 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2007
                                                Time Warner Inc.



                                                By:/s/ Wayne H. Pace
                                                --------------------------------
                                                          (Signature)

                                                Wayne H. Pace
                                                Executive Vice President and
                                                Chief Financial Officer
                                                --------------------------------
                                                          (Name/Title)



                                                TW AOL Holdings Inc.



                                                By:/s/ Raymond G. Murphy
                                                --------------------------------
                                                          (Signature)

                                                Raymond G. Murphy
                                                Senior Vice President and
                                                Treasurer
                                                --------------------------------
                                                          (Name/Title)

CUSIP No. 888706108                                            Page 8 of 8 Pages


                                                                   EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


     Time Warner Inc., a Delaware corporation, and TW AOL Holdings Inc., a Virginia corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.001, of Tivo Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  February 9, 2007

                                            TIME WARNER INC.



                                            By:/s/ Wayne H. Pace
                                            ------------------------------------
                                            Name:    Wayne H. Pace
                                            Title:   Executive Vice President
                                                     and Chief Financial Officer



                                            TW AOL HOLDINGS INC.



                                            By:/s/ Raymond G. Murphy
                                            -----------------------------------
                                            Name:    Raymond G. Murphy
                                            Title:   Senior Vice President and
                                                     Treasurer